UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2017
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Anchorage Gateway
Anchorage Quay
Salford M50 3XE England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
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 Termination and Amendment of Deposit Agreement
As previously announced, on November 8, 2017, Luxfer Holdings PLC (“Luxfer”) and The Bank of New York Mellon (“BNY Mellon”) agreed to terminate the Deposit Agreement, dated as of October 3, 2012 (as amended, the “Deposit Agreement”), among Luxfer, BNY Mellon and the owners and holders of American Depositary Shares (“ADSs”) issued thereunder, in order to exchange the outstanding ADSs for ordinary shares, nominal value £0.50 each (“Ordinary Shares”), of Luxfer, and to cause the Ordinary Shares to be listed and traded on the New York Stock Exchange (the “NYSE”) in lieu of ADSs (the “Exchange”). Luxfer anticipates the Ordinary Shares will be listed on the NYSE on December 11, 2017 and trade under the symbol “LXFR.” Luxfer and BNY Mellon agreed to amend the Deposit Agreement (the “Amendment”) to, among other items, (i) provide for the immediate cancellation of ADSs held in “street name” through The Depository Trust Company (“DTC”) and the delivery of the corresponding Ordinary Shares to DTC (or its nominee) on December 11, 2017 (the “Exchange Date”); (ii) provide that immediately prior to the termination of the Deposit Agreement, BNY Mellon will execute and deliver American Depositary Receipts (“ADRs”) to evidence all outstanding uncertificated ADS and surrender those ADRs to Computershare Trust Company, N.A. (“Computershare”), as exchange agent, for the Exchange of the ADSs evidenced thereby for Ordinary Shares, upon the terms set forth in a notice of termination and amendment to be sent to such holders; and (iii) provide that upon termination of the Deposit Agreement, all registered holders of certificated ADSs shall surrender their ADRs to Computershare to receive, as a mandatory exchange, the Ordinary Shares or money to which they are entitled in respect of the ADSs formerly evidenced by their ADRs, upon the terms set forth in a notice of termination and amendment to be sent to such holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: November 9, 2017

By: /s/ David N. Fletcher
        David N. Fletcher
Authorized Signatory for and on behalf of
Luxfer  Holdings PLC

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1*	Notice to Holders of American Depositary Shares, dated as of November 8, 2017.

*	Filed herewith.